March 26, 2020

Adi Sideman
President and Chief Executive Officer
YouNow, Inc.
161 Bowery, 6th Floor
New York, NY 10002

       Re: YouNow, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 6
           Filed March 3, 2020
           File No. 024-11018

Dear Mr. Sideman:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Offering Circular Amendment No. 6

Recent Developments
Unaudited Pro Forma Condensed Combined Financial Information, page 54

1. Please revise to disclose the specific nature of and terms of the sale of the Props Live
      Video App. The disclosures should address the assets and liabilities both transferred and received as well as discussing the impact on employees and financial obligations of the
      Company. In addition, in a note to the pro forma financial statements, provide information which details each of the components considered in determining how the loss on the transaction was determined.
2. We note that pro forma adjustments (j) and (q) eliminated research and development expenses directly attributable to the Props Live Video App. The research and development expenses also included the development of the Props Network as discussed on pages 61
 Adi Sideman
YouNow, Inc.
March 26, 2020
Page 2
         and 63. Please explain the nature of the Prop Live Video App research and development expenses incurred, and the significant pro forma adjustments made, considering that the app has been operational and generating revenues for an extended period of time.
3. Please disclose where the resulting legal, accounting and other expenses related to the
         Regulation A offering and other financing activities as disclosed in adjustment (f) are recognized in the pro forma combined statements of operations and comprehensive loss for the periods ending June 30, 2019 and December 31, 2018.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameAdi Sideman                                Sincerely,
Comapany NameYouNow, Inc.
                                                             Division of
Corporation Finance
March 26, 2020 Page 2                                        Office of Finance
FirstName LastName